UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-32939

The Idearc Savings Plan For Management Employees, the Idearc Savings and Security Plan for New York and New England Associates and the Idearc Savings and Security Plan for Mid-Atlantic Associates (all plans subsequently merged into one plan, and renamed The Idearc Savings Plan (the “Plan”))

(Exact name of registrant as specified in its charter)

Delaware	20-5095175
(State or other jurisdiction of	(I.R.S Employer
incorporation or organization)	Identification No.)

2200 West Airfield Drive
P.O. Box 619810
DFW Airport, Texas	75261
(Address of Principal Executive Offices)	(Zip Code)

Plan Interests under the Plan and Common Stock of Idearc Inc., par value $0.01 per share

(Title of each class of securities covered by this Form)

Common Stock of Idearc Inc., par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

*Effective as of November 17, 2008, participants in the Plan were no longer permitted to make new investments in Idearc stock funds holding shares of the common stock, par value $0.01 per share of Idearc Inc.  Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and Form 11-K annual reports no longer need to be filed.

The Registrant.  Pursuant to the requirements of the Securities Act of 1934, Idearc Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Idearc Inc.

Date:	June 16, 2009	By:	/s/ Cody Wilbanks
Cody Wilbanks
Executive Vice President - General Counsel and Secretary

The Plan.  Pursuant to the requirements of the Securities Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The Idearc Savings Plan

Date:	June 16, 2009	By:	/s/ Georgia Scaife
Georgia Scaife
Co-Chair, Idearc Inc. Employee Benefits Committee

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.